SECURITIES  &  EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.     1)*
 NAME OF ISSUER:  INTELLIGENT POLYMERS, LTD
 TITLE OF CLASS OF SECURITIES:  INTELLIGENT POLYMERS LTD

    UNLESS OTHERWISE NOTED, THE SECURITY BEING REPORTED IS A
    COMMON STOCK
 CUSIP NO.  G48029 10 5
 FEE BEING PAID:  NO
  (1) NAMES OF REPORTING PERSONS:  J.P. MORGAN & CO. INCORPORATED
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:  13-2625764
  (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (A)
                                                         (B)
  (3) SEC USE ONLY
  (4) CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES
      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
           (5) SOLE POWER TO VOTE:                      0   SHARES
           (6) SHARED POWER TO VOTE:                    0   SHARES
           (7) SOLE POWER TO DISPOSE:                   0   SHARES
           (8) SHARED POWER TO DISPOSE:                 0   SHARES
  (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                         0   SHARES
  (10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
  (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):    0.000 %
  (12) TYPE OF REPORTING PERSON:  HC

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO:        1                                 DATE  OCTOBER  31,2000
FEE BEING PAID:  NO
ITEM 1  (A) NAME OF ISSUER:  INTELLIGENT POLYMERS, LTD
ITEM 1  (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                              C/O CONYERS DILL & PEARMAN
                              CLARENDON HOUSE 2 CHURCH ST.
                              HAMILTON, BERMUDA
                              D0
ITEM 2  (A) NAME OF PERSON FILING: J.P.MORGAN & CO. INCORPORATED
ITEM 2  (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                              60 WALL STREET
                              NEW YORK,N.Y. 10260
ITEM 2  (C) CITIZENSHIP UNITED STATES
ITEM 2  (D) TITLE OF CLASS OF SECURITIES:
            INTELLIGENT POLYMERS LTD

                 UNLESS OTHERWISE NOTED, SECURITY BEING REPORTED IS A
                 COMMON STOCK.
ITEM 2  (E) CUSIP NO:   G48029 10 5
ITEM 3    TYPE OF PERSON:  (G) PARENT HOLDING COMPANY
          IF THIS STATEMENT IS FILED PURSUANT TO
                               RULE 13D-1 (B)
                               CHECK THIS BOX  (X)
ITEM 4  (A) AMOUNT BENEFICIALLY OWNED:              0       SHARES,
              INCLUDING          0  SHARES WHERE THERE IS A RIGHT TO ACQUIRE.
ITEM 4  (B) PERCENT OF CLASS:  0.000
ITEM 4  (C)     (I) SOLE POWER TO VOTE:                     0  SHARES
               (II) SHARED POWER TO VOTE:                   0  SHARES
              (III) SOLE POWER TO DISPOSE:                  0  SHARES
               (IV) SHARED POWER TO DISPOSE:                0  SHARES
ITEM 5    OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS:   YES
ITEM 6    OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON:


     VIRTUALLY ALL OF OUR ACCOUNTS INVOLVE OUTSIDE PERSONS WHO HAVE THE RIGHT TO RECEIVE OR DIRECT THE RECEIPT OF DIVIDENDS FROM,OR THE PROCEEDS FROM THE SALE OF, SECURITIES IN SUCH ACCOUNTS WITH RESPECT TO THE CLASS OF SECURITIES WHICH ARE THE SUBJECT OF THIS REPORT. HOWEVER, NO SUCH PERSON'S RIGHTS RELATE TO MORE THAN FIVE PERCENT OF THE CLASS UNLESS SUCH PERSON IS IDENTIFIED BELOW.

ITEM 7  IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARIES:
   CERTAIN OF THE SECURITIES COVERED BY THIS REPORT MAY BE OWNED BY NON-QUALIFYING SUBSIDIARIES OF J.P. MORGAN & CO. INCORPORATED, BUT THE AMOUNT SO OWNED DOES NOT EXCEED ONE PERCENT OF THE TOTAL OUTSTANDING SECURITIES OF THE COMPANY AND IT IS NOT PRACTICAL TO OBTAIN ADDITIONAL INFORMATION CONCERNING SUCH SECURITIES
ITEM 8  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
           NOT APPLICABLE
ITEM 9  NOTICE OF DISSOLUTION OF THE GROUP:  NOT APPLICABLE
ITEM 10 CERTIFICATION:
   BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED FOR THE PURPOSE OF AND DO NOT HAVE THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF SUCH SECURITIES AND WERE NOT ACQUIRED IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSE OR EFFECT.
   AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.
                                        JAMES C.P. BERRY
                                        VICE PRESIDENT